UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

REGENCY CENTERS CORPORATION
(Exact name of registrant as specified in its charter)

Florida	59-3191743
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
One Independent Drive, Suite 114
Jacksonville, Florida	32202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
7.45% Series 3 Cumulative Redeemable Preferred Stock, Par Value
$0.01 per Share, Liquidation Preference $25.00 per Share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    [_]

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered

General

        This registration statement relates to the 7.45% Series 3 cumulative redeemable Series 3 preferred stock (after we subdivide our existing Series 3 preferred stock on a 10-for-1 basis) that Regency Centers Corporation will issue in exchange for an equal number of depositary shares each representing 1/10th of a share of a share of our existing Series 3 preferred stock. No holder of depositary shares will be required to take any action in connection with the exchange, which will be effected by amending the existing deposit agreement between Regency and American Stock Transfer &Trust Company, as successor to Wachovia Bank, National Association. We refer to the Series 3 preferred stock before the subdivision as the “old Series 3 preferred stock” and to the preferred stock after the 10-for-1 subdivision as the “new Series 3 preferred stock.”

        The new Series 3 preferred stock will have identical terms with the depositary shares underlying the old Series 3 preferred stock, including a liquidation preference of $25 per share. We expect to exchange the existing depositary shares for an equal number of shares of new Series 3 preferred stock, effective January 1, 2008. As a result of the exchange, each holder of a depositary share will, after the exchange, hold one share of preferred stock with rights and preferences identical to the depositary share that the holder held prior to the exchange.

        Like the existing depositary shares, the new Series 3 preferred stock will not be certificated. We expect to list the new Series 3 preferred stock on the New York Stock Exchange in place of the existing depositary shares.

        We are authorized to issue up to 30 million shares of preferred stock in one or more series, with such designations, powers, preferences and rights of the shares of each series of each class and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rate or rates, conversion rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences, as our board of directors may determine, without any further vote or action by our shareholders.

        Of the aggregate 30 million shares of preferred stock we are currently authorized to issue, we will have outstanding (or reserved for issuance where noted) immediately after the issuance of the new Series 3 preferred stock, the following series of preferred stock (these shares other than the new Series 3 preferred stock are sometimes referred to below as “Parity Preferred Stock”):

Series of Preferred Stock	Shares of Preferred Stock	Aggregate Liquidation Preference	Distribution Rate	First Callable by Regency
Series 3	3,000,000	$75,000,000	7.45%	04/03/08
Series 4	5,000,000	125,000,000	7.25%	08/31/09
Series 5	3,000,000	75,000,000	6.70%	08/02/10
Series D(1)	500,000	50,000,000	7.45%	(1)

_________________

(1)

These shares are reserved for issuance beginning January 1, 2016, in exchange, at the holder’s election from time to time, for an equal number of outstanding Series D preferred units with mirror image terms issued by our operating partnership, Regency Centers, L.P. Our operating partnership has the right to call the Series D preferred units at par beginning September 29, 2009.

        We described the old Series 3 preferred stock and the related depositary shares in our final prospectus supplement dated March 27, 2003 for the depositary shares. To avoid confusion, we have set forth in full below that description as it relates to the Series 3 preferred stock, updated to summarize the terms of the new Series 3 preferred stock (which are the same as for the existing depositary shares). The following summary of the terms and provisions of the new Series 3 preferred stock is not complete and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation, as amended, which are filed as exhibits to this registration statement.

Ranking

        With respect to the payment of dividends and amounts upon liquidation, the new Series 3 preferred stock will ranks equally with our other parity preferred stock and will rank senior to our common shares.

Dividends

        Holders of the new Series 3 preferred stock will be entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.45% per year of the $25 liquidation preference (equivalent to $1.8625 per share). These dividends will be cumulative from the date of original issue and will be payable quarterly in arrears on or before each March 31, June 30, September 30 and December 31 (each, a “dividend payment date”). The first dividend will be paid on March 31, 2008. Quarterly dividends will be computed on the basis of a 360-day year consisting of twelve 30-day months, and dividends for any partial dividend period will be computed on the basis of the ratio of the actual number of days elapsed in such period to 90 days. The record date for the payment of dividends will be the first day of the calendar month in which the applicable dividend payment date falls or on such other date designated by our board of directors for the payment of dividends that is not more than 30 business days nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). If any dividend payment date falls on a day which is not a business day, then payment of the dividend will be made on the next day that is a business day without interest in respect of such delay; however, the dividend will be paid on the previous business day if the next business day would fall in a different calendar year.

        When dividends are not paid in full upon the new Series 3 preferred stock and any other shares of our preferred stock ranking on a parity as to dividends with the new Series 3 preferred stock (including the Parity Preferred Stock), all dividends declared upon the new Series 3 preferred stock and any other preferred stock ranking on a parity as to dividends with the new Series 3 preferred stock must be declared pro rata based on the ratio that the accumulated dividends per share on the new Series 3 preferred stock and such other preferred stock bear to each other. Except as set forth in the preceding sentence, unless full dividends on the new Series 3 preferred stock and any other shares of our preferred stock ranking on a parity as to dividends with the Series 3 preferred stock have been paid for all past dividend periods, no distribution may be declared or paid or set aside for payment on our common stock or on other shares of our capital stock ranking junior to the Series 3 preferred stock as to dividends, nor may any new Series 3 preferred stock or shares of our capital stock ranking junior to or on a parity with the new Series 3 preferred stock as to dividends be redeemed. The foregoing sentence does not prohibit (A) distributions payable in common stock or other shares of our capital stock ranking junior to the new Series 3 preferred stock as to dividends (“junior stock”), (B) conversions of junior stock or capital stock ranking on a parity with the new Series 3 preferred stock into junior stock, (C) acquisitions of capital stock required to preserve our status as a real estate investment trust pursuant to our articles of incorporation, (D) acquisitions of junior stock for purposes of our employee or director benefit plans, and (E) purchases or acquisitions of shares of new Series 3 preferred stock pursuant to a purchase or exchange offer that is made on the same terms to all holders of new Series 3 preferred stock.

        No dividends on the new Series 3 preferred stock may be declared by our board of directors or paid or set apart for payment by us at any time if the terms and provisions of any agreement to which we are a party, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment is restricted or prohibited by law. Under the loan agreement relating to our line of credit, distributions to our shareholders may not exceed 95% of our funds from operations (“FFO”) based on the immediately preceding four quarters. FFO is defined in accordance with the definition established by the National Association of Real Estate Investment Trusts, which is available on its website at www.nareit.com. In the event of any monetary default under our line of credit, we may not make distributions to shareholders, including holders of our preferred stock.

        Notwithstanding the foregoing, dividends on the new Series 3 preferred stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, whether or not the terms of any agreement prohibit the current payment of distributions and whether or not such dividends are declared. Accumulated but unpaid dividends on the new Series 3 preferred stock will not bear interest. Holders of the new Series 3 preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

Liquidation Preference

        In the event of our liquidation, dissolution or winding up, the holders of the new Series 3 preferred stock will be entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $25 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment, before any distribution of assets is made to holders of our common shares or any other capital shares that rank junior to the new Series 3 preferred stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of new Series 3 preferred stock will have no right or claim to any of our remaining assets.

        In the event that there are insufficient assets to permit full payment of liquidating distributions with respect to the new Series 3 preferred stock and any preferred stock which ranks equally upon liquidation with the new Series 3 preferred stock (including the Parity Preferred Stock), then such liquidating distributions will be made pro rata among the new Series 3 preferred stock and such other preferred stock.

        For purposes of liquidation rights, a merger or other business combination of Regency with or into another business entity or the sale of all or substantially all of the assets of Regency is not a liquidation, dissolution or winding up of Regency.

Optional Redemption by Us

        Except as described in “—Restrictions on Ownership” below,, we may not redeem the new Series 3 preferred stock prior to April 3, 2008. On or after April 3, 2008, we may redeem the new Series 3 preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accumulated and unpaid dividends thereon to the redemption date (except as provided below), without interest. Holders of shares to be redeemed must surrender such shares at the place designated in our notice of redemption and will be entitled to the redemption price and any accumulated and unpaid dividends payable upon such redemption following surrender. If fewer than all the outstanding shares are to be redeemed, the shares to be redeemed will be selected pro rata or by lot, as may be determined by Regency (as nearly as may be practicable without creating fractional shares).

        Unless full cumulative dividends have been paid on the new Series 3 preferred stock, we may not redeem less than all outstanding shares of new Series 3 preferred stock. However, the foregoing will not prevent the purchase of shares of new Series 3 preferred stock pursuant to a purchase or exchange offer that is made on the same terms to all holders of new Series 3 preferred stock.

        We must give not less than 30 nor more than 60 days’ notice prior to the redemption date, addressed to the respective holders of record of the shares to be redeemed at their respective addresses as they appear on our stock records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any share except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of new Series 3 preferred stock to be redeemed; (iv) the place or places where the shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (vi) if a date other than the redemption date, the date from and after which the new Series 3 preferred stock will no longer be deemed outstanding. If less than all the shares held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares to be redeemed and the method by which the shares will be chosen for redemption.

        The holders of shares at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the new Series 3 preferred stock on the corresponding dividend payment date notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or our default in the payment of the dividend due.

        The new Series 3 preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, except as described in “—Restrictions on Ownership” below.

Voting Rights

        On any matter on which the new Series 3 preferred stock may vote (as expressly provided herein or as may be required by law), each share of new Series 3 preferred stock will be entitled to one vote.

      Articles of Incorporation

        The affirmative vote of the holders of at least two-thirds of the voting power entitled to be cast by the holders of the new Series 3 preferred stock and all other preferred shares upon which like voting rights have been conferred and are exercisable, including without limitation, the Parity Preferred Stock (the “parity voting securities”), voting separately as a single class, is necessary to effect either of the following:

(1) designate, create or increase the authorized amount of any class or series of shares ranking senior to the new Series 3 preferred stock or reclassify any authorized shares into such senior shares; provided, however, that no such vote shall be required if (A) at or prior to the time of the action with respect to which such vote would be required, provision is made for the redemption of all shares of new Series 3 preferred stock and no portion of the redemption price will be paid from the proceeds of such senior shares or (B) the holders of the new Series 3 preferred stock have previously voted to grant authority to our board of directors to create such senior shares in accordance with Florida law; or

(2) amend, alter or repeal our articles of incorporation, whether in connection with a merger, consolidation, transfer or lease of our assets substantially as an entirety, or otherwise (an “Event”), that materially and adversely affects the powers, rights, preferences, privileges or voting power of the holders of the new Series 3 preferred stock; provided, however, that the amendment of our articles of incorporation (A) to authorize or create or increase the authorized amount of any shares ranking junior to or on a parity with the new Series 3 preferred stock or (B) with respect to the occurrence of any Event, so long as we are the surviving entity and the new Series 3 preferred stock remains outstanding with the terms thereof unchanged or the surviving entity is a domestic corporation which substitutes new Series 3 preferred stock for other preferred stock having substantially the same rights and terms as the new Series 3 preferred stock, shall not in either case be deemed to materially and adversely affect the powers, rights, preferences, privileges or voting powers of the holders of new Series 3 preferred stock.

        The affirmative vote of the holders of at least a majority of the voting power entitled to be cast by the holders of the parity voting securities, voting separately as a single class, is also required to amend our articles of incorporation to increase the authorized amount of our preferred stock (unless junior to the new Series 3 preferred stock).

        In addition, if and when dividends on the new Series 3 preferred stock have not been declared or paid for at least six dividend payment periods, whether or not consecutive, all holders of new Series 3 preferred stock, together with all holders of the other parity voting securities, voting together as a single class without regard to class or series, will be entitled to elect a total of two members of our board of directors by a plurality of votes (assuming the presence of a quorum), and not cumulatively. This voting right will vest and any such nominated directors will serve until all accumulated and unpaid dividends on the outstanding new Series 3 preferred stock and parity voting securities have been paid or a sufficient sum set aside for payment thereof.

        Each holder of record of parity voting securities will be entitled to one vote for each $25 of liquidation preference.

      Florida law

        Without limiting the provisions described above, under Florida law, holders of our preferred stock, including the new Series 3 preferred stock, will be entitled to vote as a single class on any amendment to our articles of incorporation, whether or not they are entitled to vote thereon by our articles of incorporation, if the amendment would:

(1) effect an exchange or reclassification of all or part of the shares of such class into shares of another class;

(2) effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of such class;

(3) change the designation, rights, preferences or limitations of all or part of the shares of such class;

(4) change the shares of all or part of such class into a different number of shares of the same class;

(5) create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of such class;

(6) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of such class;

(7) limit or deny an existing preemptive right of all or part of the shares of such class; or

(8) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of such class.

        Any such amendment requires the affirmative vote of a majority of the votes cast by the holders of preferred stock with respect to the amendment. However, if the amendment would create dissenters’ rights of appraisal, adoption of the amendment requires the affirmative vote of a majority of the votes entitled to be cast by the holders of preferred stock.

Conversion

        The new Series 3 preferred stock is not convertible into or exchangeable for any of our other property or securities.

Restrictions on Ownership

        Restrictions Relating to REIT Qualification. For Regency to qualify as a REIT, not more than 50% in value of our outstanding capital stock, including the Series 3 preferred stock, may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the “Code”), to include certain entities) during the last half of a taxable year, our stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied.

        To assure that five or fewer individuals do not Beneficially Own (as defined in our articles to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of our outstanding capital stock, our articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the “Ownership Limit”) of our outstanding capital stock. Certain existing holders specified in our articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit (“Existing Holders”), may continue to own such percentage of outstanding capital stock (the “Existing Holder Limit”) and may increase their respective Existing Holder Limits through our benefit plans, dividend reinvestment plans, additional asset sales or capital contributions to Regency or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code, our articles provide that no constructive owner of our stock who owns, directly or indirectly, a 10% interest in any of our tenants (a “Related Tenant Owner”) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of our outstanding capital stock (the “Related Tenant Limit”). Our board of directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the board is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

        Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for “excess shares” described below.

        Our articles previously restricted the ownership of our capital stock by non-U.S. persons, but these restrictions have been repealed.

    Remedies.        If:

(i) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or

(ii) shares which (a) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules) or (b) would result in the REIT being “closely held” within the meaning of Section 856(h) of the Code, are (x) issued or transferred to any person or (y) retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize our REIT status (“excess shares”) will be deemed held in trust on behalf of and for our benefit. Our board of directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for us for cash in such manner as the board directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the New York Stock Exchange of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the board, or if such class of capital stock is not then traded on the New York Stock Exchange, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the board as the fair market value of such class of capital stock on the relevant date. If the board directs the intended holder to sell the shares, the holder shall receive such proceeds as our trustee and pay us out of the proceeds of such sale all expenses incurred by us in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid for such shares by the intended holder. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to our articles must be repaid to us upon demand.

    Miscellaneous.        All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange.

        Our articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in our articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to us of information specified in the articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

        The ownership limitations described above may have the effect of precluding acquisition of control of Regency by a third party even if the board of directors determines that maintenance of REIT status is no longer in our best interests. The board of directors has the right under our articles (subject to contractual restrictions) to revoke our REIT status if the board determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in our articles will remain in effect. Any change in the ownership limitations would require an amendment to our articles.

Item 2.	Exhibits

        The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
3.1	Form of Amended and Restated Amendment to Regency's Articles of
Incorporation Designating the Preferences, Rights and Limitations of
3,000,000 shares of 7.45% Series 3 Cumulative Redeemable Preferred Stock
3.2	Form of Amended and Restated Amendment to Regency's Articles of
Incorporation Designating the Preferences, Rights and Limitations of
5,000,000 Shares of 7.25% Series 4 Cumulative Redeemable Preferred Stock
(incorporated by reference to Exhibit 3.2 to Regency's Form 8-A filed on
December 27, 2007)
3.3	Restated Articles of Incorporation of Regency, as amended (incorporated by reference to Exhibit 3.1 to Regency's Form 8-A filed on August 28, 2007)
3.4	Amendment No. 1 dated as of December 27, 2007 to Depositary Agreement by and between Regency Centers Corporation and American Stock Transfer & Trust
Company (relating to depositary shares underlying Regency's old 7.45% Series
3 cumulative redeemable preferred stock)

(Signature page follows)

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENCY CENTERS CORPORATION
(Registrant)
By: /s/ Bruce M. Johnson
Bruce M. Johnson
Managing Director, Executive
Vice President and CFO

Dated December 27, 2007